December 19, 2019

VIA EDGAR

Elisabeth Bentzinger
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    FORUM FUNDS
MAI Managed Volatility Fund
(File Nos. 811-03023 and 002-67052)

Dear Ms. Bentzinger:

On October 21, 2019, Forum Funds (“Registrant”) filed Post-Effective Amendment No. 656 (“PEA 656”) to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosure in the Fund’s Registration Statement (accession number 0001398344-19-018219). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Tuesday, December 3, 2019, regarding PEA 656 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed shortly after this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”).

PROSPECTUS

Comment 1: In the second footnote to the Fees and Expenses Table, please clarify that the Adviser’s recoupment of fees waived and expenses reimbursed pursuant to the Expense Cap may not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees were waived or expenses were reimbursed after the recoupment has been taken into account.

Response: Registrant has revised the footnote consistent with the Staff’s comment, as follows:

MAI Capital Management, LLC (the “Adviser”) has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding all taxes, interest, dividends on short sales, acquired fund fees and expenses, brokerage costs, and extraordinary expenses) of Investor Class and Institutional Class to 1.24% and 0.99%, respectively, through January 1, 2021 (the “Expense Cap”). The Expense Cap may only be raised or eliminated with the consent of the Board of Trustees. The Adviser may be reimbursed by the Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment is made within three years of the fee waiver or expense reimbursement and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of a class (after the recoupment has been taken into account) to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees/expenses were waived/reimbursed.

Comment 2: In the Principal Investment Strategies, please consider clarifying that the options overlay strategy is also designed to manage volatility.

Response: Registrant respectfully declines the Staff’s comment. Registrant notes that the last sentence of the third paragraph in the Fund’s Principal Investment Strategies more accurately reflects the Fund’s volatility management strategy, of which the options overlay strategy is only one part. This sentence states that, “[w]hen price change, dividends and interest income are coupled with the premium generated from the option writing activity, the Adviser believes the Fund can pursue its objective with less downside deviation than traditional equity investment strategies by, in effect, managing volatility.”

Comments 3: In the Principal Investment Strategies, please describe any criteria as to maturity or duration with respect to the Fund’s investments in fixed-income securities.

Response: Registrant has revised the disclosure consistent with the Staff’s comment, as follows:

The Fund may invest in fixed-income securities, which primarily will be investment grade, meaning that they are rated by a nationally recognized statistical rating organization (for example, Moody’s Investors Service or Standard & Poor’s) as Baa or BBB (or the equivalent) or better or determined by the Adviser to be of comparable quality. Although the Fund may invest in fixed-income securities of any maturity or duration, the Adviser generally expects that the Fund’s investments in fixed-income securities will carry a maturity and duration of less than two years.

Comment 4: Given the absence of relevant disclosure in the Fund’s Principal Investment Strategies, please confirm supplementally that investments in high-yield securities (i.e., junk bonds) are not a principal strategy of the Fund.

Response: Registrant confirms that investments in high-yield securities are not a principal strategy of the Fund.

Comment 5: The third paragraph of the Fund’s Principal Investment Strategies states that the Fund maintains a target equity weighting of 45-55% of total assets under normal circumstances. Please also disclose the target weighting for the Fund’s options overlay strategy and the Fund’s investments in fixed-income securities.

Response: Registrant respectfully declines the Staff’s comment. The Fund does not target a particular weighting with respect to its fixed-income and options overlay allocations.

Comment 6: In the Principal Investment Strategies, please include an explanation of the concept of volatility.

Response: Registrant has revised the disclosure consistent with the Staff’s comment, as follows:

When price change, dividends and interest income are coupled with the premium generated from the option writing activity, the Adviser believes the Fund can pursue its objective with less downside deviation than traditional equity investment strategies by, in effect, managing volatility. Volatility is a statistical measure of the magnitude of changes in the Fund’s returns without regard to the direction of those changes. Higher volatility generally indicates higher risk, as often reflected by frequent (and sometimes significant) movement up and down in value.

Comment 7: In the Principal Investment Risks, please disclose any risks specific to cash secured index options. In the risk disclosure, please describe the principal risks associated with a managed volatility strategy, including that such a strategy (1) may not protect against market decline, (2) may limit the Fund's participation in market gains, particularly during periods when market values are increasing if market volatility is high, (3) may increase portfolio transaction costs, which could result in losses or reduced gains, (4) may not be successful, as it is subject to the Adviser's ability to correctly analyze and implement in a timely manner volatility management techniques.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.
.
Comment 8: In the Principal Investment Risks, please consider adding a risk disclosure relating to the Fund’s investments in money market funds.

Response: Registrant respectfully declines the Staff’s comment. The Fund already includes a risk disclosure for cash and cash equivalents holdings.

Comment 9: In the Principal Investment Risks, please expand the risk disclosures relating to “Selling Call Options Risk” and “Selling Put Options Risk” to address that the Fund may also buy call and put options.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 10: Based on the inclusion of Information Technology Sector Risk, please consider including a reference to the Fund’s investments in the Information Technology Sector in the Fund’s Principal Investment Strategies.

Response: The Information Technology Sector Risk was only recently added to the Fund’s prospectus at the request of the Staff as a result of a recent desk review of the Fund’s annual report, which reflected that the Fund’s investments in the Information Technology Sector were in excess of 10% of the Fund’s net assets at that time; however, the Fund’s exposure to the Information Technology Sector was simply a result of the Fund pursuing its strategy to invest approximately 45-55% of the Fund’s total assets in equity securities. The Fund’s investments in the Information Technology Sector are not expected to consistently be above 10% in the future.  Accordingly, Registrant respectfully declines the Staff’s comment because investing in the Information Technology Sector is not a principal strategy of the Fund, and Registrant has removed the Information Technology Sector Risk from the Fund’s Principal Investment Risks.

Comment 11: Based on the inclusion of High Portfolio Turnover Risk, please consider including in the Fund’s Principal Investment Strategies a statement that the Fund engages in frequent and active trading, if accurate.

Response: The portfolio turnover rates for the Fund during the fiscal years ended August 30, 2018 and August 30, 2019 were 21% and 1%, respectively. Further, under normal circumstances, the Fund does not engage in frequent and active trading. Thus, Registrant has removed the High Portfolio Turnover Risk from the Fund’s Principal Investment Risks.

Comment 12: In the Principal Investment Risks, please consider whether the expected discontinuation of LIBOR is a principal risk of the Fund in light of the Fund’s investments in floating rate loans. If you think it is not a principal risk of the Fund, please explain supplementally why that is the case. If you do include a risk disclosure, please state specifically the principal risks of how the expected discontinuation of LIBOR could affect the Fund's investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR, but do not include a fallback provision that addresses how interest rates will be determined if LIBOR stops being published, how it will impact the liquidity of those investments, and (2) how the transition to a successor rate could impact the value of investments that reference LIBOR.

Response: Registrant has included relevant disclosure regarding the risks of the expected discontinuation of LIBOR, consistent with the Staff’s comment.

Comment 13: In the Principal Investment Risks, please revise “Credit Risk” to explain that there is a risk that an issuer may fail to pay principal and interest.

Response: Registrant respectfully declines the Staff’s comment, as the existing Credit Risk already states, in relevant part, “The financial condition of an issuer of a fixed-income security may cause the issuer to default.”

Comment 14: In the Performance Information, please consider disclosing that the Fund changed its investment strategy as of September 30, 2019 and that performance for periods prior to that date are not reflective of the Fund's current investment strategy, if accurate.

Response: Registrant respectfully declines the Staff’s comment, as the Fund’s investment strategy for the period since September 30, 2019 remains materially consistent with the Fund’s investment strategy for periods prior to September 30, 2019. Therefore, the Fund’s performance track record is appropriately reflective of the Fund’s investment strategy for all periods shown.

Comment 15: Please reconcile the Additional Information Regarding Principal Investment Strategies to be consistent with the disclosure contained in the Fund’s Principal Investment Strategies. By way of example, the Staff notes that the Fund’s Principal Investment Strategies reference use of cash-secured index options, as well as the ability to buy put index options that are designed to create a hedge for the portfolio, which are not referenced in the Fund’s Additional Information Regarding Principal Investment Strategies.

Response: Registrant has revised the Additional Information Regarding Principal Investment Strategies consistent with the Staff’s comment, as follows:

The Fund will seek to achieve its investment objective principally by (1) investing in a diversified portfolio of equity securities, with a focus on those paying dividends, and (2) selling exchange listed options. The Fund’s equity portfolio is designed to appreciate for long-term capital gains, and the Fund’s option overlay strategy is designed to generate gains, which are largely short-term capital gains.

Under normal market conditions, the Fund targets equity holdings, including investments in ETFs, at 45-55% of total assets, which may limit the Fund’s ability to fully participate in sharply rising stock markets; however, these factors, as well as the option premium generated by selling options, are intended to provide significant downside protection in falling markets. At times, equity holdings may be higher or lower than these ranges due to options assignments, capital flows or atypical volatility in the equity markets. The Fund’s investments in domestic equity securities are primarily in companies with large- and mid-sized market capitalizations or ETFs that invest in such securities. The Adviser defines (1) companies with large market capitalizations as those companies with market capitalizations of $10 billion and over and (2) companies with mid-sized capitalizations as those companies with market capitalizations of at least $2 billion but not more than $10 billion. Such domestic equity securities include common stock and sponsored and unsponsored ADRs. The Fund may also invest in domestic equity securities of companies with small market capitalizations (defined by the Adviser as those companies with market capitalizations of less than $2 billion).

In addition, in connection with its options overlay strategy, the Fund may hold a substantial portion of its assets in cash or cash equivalents, which may include U.S. Treasury securities, shares of money market funds and/or other short-term cash investments, which may pay interest that will contribute to Fund performance. The Fund may invest in fixed-income securities, which primarily will be investment grade, meaning that they are rated by a nationally recognized statistical rating organization (for example, Moody’s Investors Service or Standard & Poor’s) as Baa or BBB (or the equivalent) or better or determined by the Adviser to be of comparable quality. Although the Fund may invest in fixed-income securities of any maturity or duration, the Adviser generally expects that the Fund’s investments in fixed-income securities will carry a maturity and duration of less than two years.

The Fund expects to sell “covered” call options against a portion of the Fund’s portfolio holdings of common stocks or against exchange-listed index options. As the seller of a call option, the Fund receives cash (the premium) from the purchaser. The purchaser of the call option has the right to any appreciation in the value of the ~~security~~ reference asset over a fixed price (the exercise price) any time before a certain date in the future (the expiration date). The Fund, in effect, sells the potential appreciation in the value of the underlying security or index in exchange for the premium.

The Fund also expects to sell cash-secured put options on individual equity positions. Under certain market conditions, the Fund may write put or call options on underlying indexes and ETFs that seek to track the performance of an underlying index. As the seller of a put option, the Fund receives cash (the premium) from the purchaser. The purchaser of the put option has the right to sell the underlying instrument to the Fund for the exercise price during a specified period of time. The Fund, in effect, sells the potential depreciation in the value of the underlying security or index in exchange for the premium. In addition, the Fund may buy call options, or sell put options seeking to initiate positions and buy put index options that are designed to create a hedge for the Fund’s portfolio.

Options sold by the Fund are exchange-traded. The premium, the exercise price and the market value of the security or index underlying the option determine the gain or loss realized by the Fund as the seller of either a put or a call option. In the event the market falls and the Adviser does not roll put options forward or buy them back, the Fund would either take delivery of the security underlying the option, committing the corresponding level of cash or cash equivalents to secure the potential obligation, or settle with cash, depending on the option.

Comment 16: In the final paragraph of the Fund’s Additional Information Regarding Principal Investment Strategies, please revise the disclosure to clarify that the Adviser’s focus includes both large-cap and mid-cap total return-oriented stocks, if accurate.

Response: Registrant has revised the disclosure consistent with the Staff’s comment, as follows:

The Adviser’s focus on large- and mid-cap total return-oriented stocks and a target equity weighting of 45-55% of total assets under normal circumstances may limit the Fund’s ability to fully participate in sharply rising stock markets. However, these factors, as well as the option premium generated by selling options are intended to provide significant downside protection in falling markets. When price change, dividends and interest income are coupled with the premium generated from the option writing activity, the Adviser believes the Fund can pursue its objective with less downside deviation than traditional equity investment strategies by, in effect, managing volatility.

Comment 17:  In the Fund’s Additional Information Regarding Principal Investment Risks, please consider revising the “Market Events Risk” to ensure the discussion is accurate based on recent market events.  By way of example, the Staff notes that the Federal Reserve is no longer raising the federal funds rate, as the disclosure suggests.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 18: In the section entitled “Redemptions in Kind,” if the Fund may use illiquid securities to satisfy in kind redemption requests, please disclose as much, as well as the fact that shareholders will bear the risk of not being able to readily sell those illiquid securities.

Response: Registrant has revised the disclosure consistent with the Staff’s comment, as follow:

Redemptions in Kind. Redemption proceeds normally are paid in cash. Consistent with an election filed with the SEC, under certain circumstances, the Fund may pay redemption proceeds in portfolio securities rather than in cash pursuant to procedures adopted by the Board. However, if the Fund redeems shares in this manner, the shareholder assumes the risks of, among other things, a subsequent change in the market value of those securities~~,~~ and the costs of liquidating the securities (such as brokerage costs) ~~and the possibility of a lack of a liquid market for those securities~~. In kind redemptions may be satisfied using illiquid securities held in the Fund’s portfolio, in which case the shareholder will assume the risks associated with such illiquid securities, including the possibility of a lack of a liquid market for those securities. In-kind redemptions may take the form of a pro rata portion of the Fund’s portfolio, individual securities, or a representative basket of securities. Please see the SAI for more details on redemptions in kind.

STATEMENT OF ADDITIONAL INFORMATION

Comment 19: In the qualifying language beneath the Fund’s Fundamental Investment Limitations, with respect to the Fund’s fundamental limitation on concentration, please disclose that the Fund will consider the underlying investments of investment companies in which the Fund is invested when determining compliance with its own concentration policies.

Response: Registrant is not aware of a requirement to consider the portfolio holdings of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that a Fund’s investments in an underlying fund expose the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

                        Kind regards,

                        /s/ Zachary R. Tackett
                        Zachary R. Tackett
cc: Stacy L. Fuller, Esq.
                                 K&L Gates LLP